SECURI[TIES AND EXCHANGE COMM]ISSION

02022326

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46620

RECEIVED JUN 25 2002 154 WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MidSouth Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Woodlawn Drive Suite 300
(No. and Street)

Marietta (City) GA (State) 30067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul C. LaVielle 770-973-9748
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Agee Fisher, LLC
(Name – *if individual, state last, first, middle name*)

750 Hammond Drive Bldg 17 (Address) Atlanta (City) GA (State) 30328 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Paul C. LaVielle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MidSouth Capital, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Notary Public, Fulton County, Georgia
My Commission Expires November 30, 2003

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ OPERATIONS
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietor's Capital~~.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. 1
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report On Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1 Registrant has elected to include required information in footnotes to the financial statements.

MIDSOUTH CAPITAL, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)
YEARS ENDED DECEMBER 31, 2001 AND 2000

MIDSOUTH CAPITAL, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2001 AND 2000

CONTENTS

INDEPENDENT AUDITORS' REPORT 1

AUDITED FINANCIAL STATEMENTS:

Statements of financial condition 2

Statements of operations 3

Statements of changes in stockholders' equity 4

Statements of changes in subordinated borrowings 5

Statements of cash flows 6

Notes to financial statements 7

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS:

Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2001 10

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE 12

Agee Fisher, LLC.

INDEPENDENT AUDITORS' REPORT

Board of Directors
MidSouth Capital, Inc.
Marietta, Georgia

We have audited the accompanying balance sheet of MidSouth Capital, Inc. (the Company) as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of MidSouth Capital, Inc. as of December 31, 2000, were audited by other auditors whose report dated March 6, 2001, on those statements disclaimed an opinion.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MidSouth Capital, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Agee Fisher, LLC.

February 8, 2002

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTING SERVICES

750 Hammond Drive • Building 17 • Atlanta, Georgia • 30328 • Telephone 404-256-1144 • FAX 404-847-0511

MIDSOUTH CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 141,742	$ 60,225
Deposits with clearing organizations	69,378	50,213
Receivables	168,670	147,990
Other receivables, net of $0 and $1,000 bad debt allowance in 2001 and 2000	37,467	25,841
Prepaid expenses	-0-	2,551
Deferred tax asset	63,000	-0-
Total current assets	480,257	286,820
Furniture and equipment, net	15,992	23,926
Deferred tax asset	70,000	-0-
Deposits	974	1,457
	$ 567,223	$ 312,203
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Line of credit	$ 95,937	$ 101,253
Account payable and accrued expenses	233,623	99,662
Preferred dividends payable	11,822	849
Total current liabilities	341,382	201,764
Rental Deposits	2,100	-0-
	343,482	201,764
Stockholders' Equity		
Preferred stock; no par value, 1,000 shares authorized; 28 and13 shares issued and outstanding at December 31, 2001 and 2000	284,158	134,158
Common stock; no par value, 100,000 shares authorized; 65,788 and 49,500 shares issued and outstanding at December 31, 2001 and 2000	192,979	120,579
Contributed capital	7,492	7,492
Common stock subscription note receivable from director	-0-	(13,579)
Accumulated deficit	(260,888)	(138,211)
Total stockholders' equity	223,741	110,439
	$ 567,223	$ 312,203

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenues		
Fee income	$ 3,106,227	$ 4,025,829
Expenses		
Commission expenses	1,865,084	2,713,404
Clearing costs	393,025	600,613
Other operating expenses	252,694	328,227
Employee compensation and benefits	605,126	407,439
Depreciation and amortization	7,306	9,801
Occupancy	80,494	27,140
Registration fees	43,757	27,135
Interest	8,059	2,893
Communications	89,653	34,936
	3,345,198	4,151,588
Loss from operations	$ (238,971)	$ (125,759)
Other Income:		
Interest	4,266	4,947
Net Loss Before Taxes	(234,705)	(120,812)
Income Tax Benefit Deferred	(133,000)	-0-
NET LOSS	(101,705)	(120,812)

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Capital Stock							
	Preferred		Common					
	Shares	Amount	Shares	Amount	Contributed Capital	Subscription Note From Director	Accumulated Deficit	Total Stockholders' Equity
Balances, January 1, 2000	13	$ 134,158	49,500	$ 120,579	$ 7,492	$ (23,579)	$ (7,372)	$ 231,278
Net income							(120,812)	(120,812)
Payment on subscription note from director						10,000		10,000
Cash dividends paid on preferred stock							(10,027)	(10,027)
Balances, December 31, 2000	13	134,158	49,500	120,579	7,492	(13,579)	(138,211)	110,439
Net loss							(101,705)	(101,705)
Payment on subscription note from director						13,579		13,579
Issuance of common stock			16,288	72,400				72,400
Issuance of preferred stock	15	150,000						150,000
Cash dividends paid on preferred stock							(20,972)	(20,972)
Balances, December 31, 2001	28	$ 284,158	65,788	$ 192,979	$ 7,492	$ -0-	$ (260,888)	$ 223,741

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
YEARS ENDED DECEMBER 31, 2001 AND 2000

Subordinated liabilities at January 1, 2000	$ -0-
Increases	
Issuance of subordinated notes	-0-
Decreases	
Payment of subordinated notes	-0-
Subordinated liabilities at December 31, 2000	-0-
Increases	
Issuance of subordinated notes	-0-
Decreases	
Payment of subordinated notes	-0-
Subordinated liabilities at December 31, 2001	$ -0-

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Operating activities		
Net loss	$ (101,705)	$ (120,812)
Adjustments to reconcile net (loss) income to net cash used in operating activities:		
Loss on disposal of property	(247)	-0-
Depreciation and amortization	7,306	9,801
Changes in operating assets and liabilities:		
Deposits with clearing organizations	(19,165)	(21)
Receivables	(32,306)	133,235
Due from related parties	-0-	65,639
Deferred tax asset	(133,000)	-0-
Prepaids	2,551	14,439
Deposits	483	-0-
Accounts payable and accrued expenses	133,961	(116,809)
Rental deposits payable	2,100	(9,708)
Interest payable		
Net cash used in operating activities	(140,022)	(24,236)
Investing activities		
Proceeds from sale of equipment	5,000	-0-
Purchase of capital assets	(4,125)	(10,304)
Net cash provided by (used in) investing activities	875	(10,304)
Financing activities		
Cash received on preferred stock issuance	150,000	-0-
Cash received on common stock issuance	72,400	-0-
(Repayment of) Proceeds from line of credit	(5,316)	81,253
Repayments of subordinated borrowings	-0-	10,000
Payments of shareholder subscription	13,579	-0-
Dividends on preferred stock	(9,999)	(10,027)
Repayments of lease	-0-	(1,159)
Net cash provided by financing activities	220,664	80,067
Net increase in cash and cash equivalents	81,517	45,527
Cash and cash equivalents, beginning of year	60,225	14,698
Cash and cash equivalents, end of year	$ 141,742	$ 60,225
Cash paid during the year:		
Interest	$ 8,059	$ 2,893
Income taxes	$ -0-	$ 9,708

See notes to financial statements and auditors' report.

1. Summary of Significant Accounting Policies:

Description of Business
MidSouth Capital, Inc. (the Company) is an independent investment banking company headquartered in Marietta, Georgia. The Company's products and services include stocks, bonds, mutual funds, unit investment trusts, government securities, retirement plans, annuities, private investment opportunities, insurance products and corporate finance activities. The Company is a member of the National Association of Securities Dealers.

Securities Transactions
Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis, which approximates a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement sate are recorded net on the statement of financial condition.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided on the straight-line method over the estimated useful lives of the depreciable assets.

Income Taxes
Deferred income taxes are provided using a liability method. Under the liability method, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Concentrations of Credit Risk
The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers. In the event counterparts do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterpart.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain amounts in the December 31, 2000, financial statements have been reclassified to conform to the 2001 presentation.

2. Furniture and Equipment:

The following is a summary of furniture and equipment at December 31:

	2001	2000
Furniture	$ 8,549	$ 11,990
Computer equipment	52,313	51,886
	60,862	63,876
Less accumulated depreciation	44,870	39,950
	$ 15,992	$ 23,926

3. Line of Credit:

At December 31, 2001, the Company has borrowings of approximately $96,000 under a line of credit arrangement. The current interest rate is the prevailing prime interest rate plus one percent. Interest is payable monthly, with the principal due on demand. The line is subject to an annual renewal. The line of credit is collateralized by all assets of the Company. The maximum allowable advance under the line of credit is $100,000.

4. Stockholders' Equity:

The rights and preference of preferred stock are established by the Company's Board of Directors upon issuance. The preferred stock has a stated and redemption value of $10,000 per share, bears a dividend rate of 10% and is redeemable at the Company's option.

5. Income Taxes:

The components of the provision for income taxes for the years ended December 31 are as follows:

	2001	2000
Deferred:		
Federal	114,000	-0-
State	19,000	-0-
Total income tax benefit	$ 133,000	$ -0-

The Company has available at December 31, 2001, $366,000 of unused operating loss carryforwards that may be applied against future taxable income and that expire in the years 2020 and 2021.

6. Related Party Transactions:

At December 31, 2001, other receivables included $28,500 of advances to officers of the Company, who are also stockholders.

7. Uncertainties:

The Company has been notified of three separate claims, totaling $160,000, that the Company is liable for loans extended to a former shareholder and officer. Management contends that the individual was not authorized to obligate the Company to these loans, and believes that the Company will prevail against these claims. In the event that it does not prevail, management believes that the Company's surety bond will cover these claims.

8. Operating Leases:

The Company leases the office space it currently occupies under an operating lease which expires in March 2004. The Company is also obligates under a lease for a formerly occupied office space which expires in February 2003.

Minimum future rental payments under non-cancelable operating lease having remaining terms in excess of one year as of December 31, 2001, for each year and in the aggregate are:

2002	$ 81,126
2003	57,636
2004	11,029
	$ 149,791

Total minimum future rental payments have not been reduced by sublease rentals of $25,200 to be received in 2002 and $4,200 to be received in 2003 under non-cancelable subleases.

Total rent expense recorded for 2001 and 2000 was $91,107 and $26,090. Sublease rental received in 2001 was $12,140.

9. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company form engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1).

At December 31, 2001, the Company had net allowable capital of $33,316, which was $10,417 in excess of the required net capital of $22,899. The Company's aggregates indebtedness to net capital ratio was 10.31 to 1 as of December 31, 2001.

Receivables from related parties, deferred tax assets, prepaids, and certain unencumbered office equipment reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule.

The Company's exemption from the reserve requirements of Rule 15c3-1 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company does not hold customer funds or securities, and all customer funds received in connection with private placements and limited partnership offerings are immediately deposits in a restricted escrow account handled by a commercial bank.

MIDSOUTH CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

NET CAPITAL	
Total stockholders' equity	$ 223,741
Deduct stockholders' equity not allowable for net capital	-0-
Total stockholders' equity qualified for net capital	223,741
Add:	
Subordinated borrowings allowable in computation of net capital	-0-
Other (deductions) or allowable credits-deferred income taxes payable	-0-
Total capital and allowable subordinated liabilities	223,741
Deductions and/or charges:	
Non-allowable assets	
Securities not readily marketable	-0-
Exchange memberships	-0-
Furniture and equipment	15,992
Other assets	174,433
Additional charges for customers' and non-customers' security accounts	-0-
Additional charges for customers' and non-customers' commodity accounts	-0-
Aged fails-to-deliver	-0-
Aged short security differences	-0-
Secured demand note deficiency	-0-
Commodity futures contracts and spot commodities – propriety capital charges	-0-
Other deductions and/or charges	-0-
Net capital before haircuts on securities positions (tentative net capital)	33,316
Haircuts on securities	
Contractual securities commitments	-0-
Securities collateralizing secured demand notes	-0-
Trading and investment securities	
Bankers' acceptances, certificates of deposit, and commercial paper	-0-
U.S. and Canadian government obligations	-0-
State and municipal government obligations	-0-
Corporate obligations	-0-
Stocks and warrants	-0-
Options	-0-
Undue concentrations	-0-
Other	-0-
Net capital	$ 33,316

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition	$	-0-
Short-term bank loans (secured by customers' securities)		-0-
Drafts payable		-0-
Payable to brokers and dealers		103,799
Payable to clearing broker		-0-
Payable to customers		-0-
Other accounts payable and accrued expenses		239,683
Items not included in statement of financial condition		
Market value of securities borrowed for which no equivalent value is paid or credited		-0-
Other unrecorded amounts		-0-
Total aggregate indebtedness	$	343,482
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	22,899
Excess net capital at 1500%		10,417
Excess net capital at 1000%		(1,031)
Ratio: Aggregate indebtedness to net capital		10.31 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form) X-17A-5 as of December 31, 2001)		
Net capital, as reported in the Company's Part II (Unaudited) FOCUS report	$	64,459
Net audit adjustments		(31,143)
Net capital per above	$	33,316

See notes to financial statements and auditors' report.

Agee Fisher, LLC.

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL STRUCTURE

Board of Directors and Stockholders
MidSouth Capital, Inc.
Marietta, Georgia

In planning our audit of the financial statements of MidSouth Capital, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by MidSouth Capital, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for the prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTING SERVICES

750 Hammond Drive • Building 17 • Atlanta, Georgia • 30328 • Telephone 404-256-1144 • FAX 404-847-0511

Because of inherent limitations in any control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be, and should not be, used for anyone other than these specified parties.

Agee Fisher, LLC.

February 8, 2002